June 2014 Pricing Sheet dated June 30, 2014 relating to Preliminary Pricing Supplement No. 1,450 dated June 3, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Trigger Jump Securities due January 5, 2017 Based on the Performance of a Basket of Six Commodities
Principal at Risk Securities
PRICING TERMS – JUNE 30, 2014
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,102,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Commissions and issue price” below)
Pricing date:	June 30, 2014
Original issue date:	July 3, 2014 (3 business days after the pricing date)
Maturity date:	January 5, 2017
Basket:	Basket commodity	Bloomberg ticker symbol*	Weighting	Initial commodity price
	West Texas Intermediate light sweet crude oil (“WTI crude oil”)	CL1	16.6667%	$105.37
	RBOB gasoline (“gasoline”)	XB1	16.6667%	$3.0433
	Copper	LOCADY	16.6667%	$6,955
	Palladium	PLDMLNPM	16.6667%	$844
	Soybeans	S 1	16.6667%	1,329.75¢
	Cotton	CT1	16.6667%	73.38¢

* Bloomberg ticker symbols are being provided for reference purposes only.  The initial basket commodity prices were determined and the final basket commodity prices will be determined based on the values published by the relevant exchange, and, notwithstanding the Bloomberg ticker symbols provided for reference purposes above, such prices may be based on the second nearby month futures contract, as further described under “Commodity price” on page 2.

Payment at maturity:
If the basket performance factor is greater than 100%:
the greater of (i) $1,000 x  the basket performance factor and (ii) the fixed upside payment
If the basket performance factor is less than or equal to 100% but greater than or equal to the downside threshold value:
$1,000
If the basket performance factor is less than the downside threshold value:
$1,000  x  the basket performance factor
In this case, your payment at maturity per security will be an amount less than 80% of the stated principal amount and could be zero.

Fixed upside payment:	$1,120 per stated principal amount
Downside threshold value:	80%
Basket performance factor:	The basket performance factor is equal to the sum of the following with respect to each basket commodity: (final basket commodity price / initial basket commodity price) x weighting
Valuation date:	December 30, 2016, subject to adjustment for non-trading days and certain market disruption events.
CUSIP:	61762GBR4
ISIN:	US61762GBR48
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Estimated value on the pricing date:	$953.80 per security. See “Summary of Pricing Supplement” in the accompanying preliminary pricing supplement.
	Terms continued on the following page
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer(3)
Per security	$1,000	$22.50	$977.50
Total	$2,102,000	$47,295	$2,054,705
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $992.50 per security.  Please see “Syndicate Information” in the accompanying preliminary pricing supplement.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $22.50 for each security they sell.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(3)	See “Description of Securities—Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 1,450 dated June 3, 2014
Prospectus Supplement dated November 21, 2011          Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Trigger Jump Securities due January 5, 2017 Based on the Performance of a Basket of Six Commodities Principal at Risk Securities

Terms continued from previous page:
Commodity price:
For any trading day:
WTI crude oil: the official settlement price per barrel of WTI crude oil on the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”) of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.
Gasoline: the official settlement price per gallon of New York Harbor reformulated gasoline blendstock for oxygen blending on the NYMEX Division of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.
Copper: the official cash offer price per tonne of Copper Grade A on the London Metal Exchange (“LME”) for the spot market, stated in U.S. dollars, as determined by the LME on such date.
Palladium: the afternoon palladium fixing price per troy ounce gross of palladium for delivery in Zurich through a member of the London Platinum and Palladium Market (“LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated and published by the LPPM on such date.
Soybeans: the official settlement price per bushel of deliverable-grade soybeans on the Chicago Board of Trade (“CBOT”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CBOT on such date.
Cotton: the official settlement price per pound of deliverable-grade cotton No. 2 on the ICE Futures U.S. (“ICE”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by ICE on such date.

Final commodity price:	With respect to each basket commodity, the commodity price of such basket commodity on the valuation date
Initial commodity price:	With respect to each basket commodity, the commodity price of such basket commodity on the pricing date, as set forth under “Basket––Initial basket commodity price” above.